SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                             _________________

                                SCHEDULE 13G
                           (Amendment No. _____)*

                          Tyler Technologies, Inc.
                         __________________________
                              (Name of Issuer)

                       Common Stock, par value $0.01
                         __________________________
                       (Title of Class of Securities)

                                 902252105
                         __________________________
                               (CUSIP Number)

                             November 19, 1999
                         __________________________
          (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ] Rule 13d-1(b)
         [x] Rule 13d-1(c)
         [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------- -------- -------- ----------------

CUSIP No. 902252105                           13G
--------------------------------------------- -------- -------- ----------------

--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Mr. Ulrich Otto

--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [ ] (a)
            [x] (b)

--------------------------------------------------------------------------------

     3      SEC USE ONLY


--------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            Germany
--------------------------------------------------------------------------------

                              5        SOLE VOTING POWER
                                       2,490,178

                             ---------------------------------------------------
   NUMBER OF SHARES
 BENEFICIALLY OWNED BY        6        SHARED VOTING POWER
         EACH                          0
       REPORTING             ---------------------------------------------------
        PERSON
         WITH                 7        SOLE DISPOSITIVE POWER
                                       2,490,178
                             ---------------------------------------------------

                              8        SHARED DISPOSITIVE POWER
                                       0
--------------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            2,490,178
--------------------------------------------------------------------------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES [  ]
 -------------------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            5.82%
--------------------------------------------------------------------------------

    12      TYPE OR REPORTING PERSON
            IN
--------------------------------------------------------------------------------

--------------------------------------------- -------- -------- ----------------

CUSIP No. 902252105                           13G
--------------------------------------------- -------- -------- ----------------

--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Otto Investments USA LLC

--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [ ] (a)
            [x] (b)

--------------------------------------------------------------------------------

     3      SEC USE ONLY


--------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            USA
--------------------------------------------------------------------------------

                              5        SOLE VOTING POWER
                                       0

                             ---------------------------------------------------
   NUMBER OF SHARES
 BENEFICIALLY OWNED BY        6        SHARED VOTING POWER
         EACH                          921,700
       REPORTING             ---------------------------------------------------
        PERSON
         WITH                 7        SOLE DISPOSITIVE POWER
                                       0
                             ---------------------------------------------------

                              8        SHARED DISPOSITIVE POWER
                                       921,700
--------------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            921,700
--------------------------------------------------------------------------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES [  ]
 -------------------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            2.15%
--------------------------------------------------------------------------------

    12      TYPE OR REPORTING PERSON
            CO
--------------------------------------------------------------------------------

--------------------------------------------- -------- -------- ----------------

CUSIP No. 902252105                           13G
--------------------------------------------- -------- -------- ----------------

--------------------------------------------------------------------------------

     1      NAME OF REPORTING PERSON
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
            Otto Group B.V.*

--------------------------------------------------------------------------------

     2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            [ ] (a)
            [x] (b)

--------------------------------------------------------------------------------

     3      SEC USE ONLY


--------------------------------------------------------------------------------

     4      CITIZENSHIP OR PLACE OF ORGANIZATION
            The Netherlands
--------------------------------------------------------------------------------

                              5        SOLE VOTING POWER
                                       0

                             ---------------------------------------------------
   NUMBER OF SHARES
 BENEFICIALLY OWNED BY        6        SHARED VOTING POWER
         EACH                          1,085,700
       REPORTING             ---------------------------------------------------
        PERSON
         WITH                 7        SOLE DISPOSITIVE POWER
                                       0
                             ---------------------------------------------------

                              8        SHARED DISPOSITIVE POWER
                                       1,085,700
--------------------------------------------------------------------------------

     9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,085,700
--------------------------------------------------------------------------------

    10      CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
            SHARES [  ]
--------------------------------------------------------------------------------

    11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
            2.54%
--------------------------------------------------------------------------------

    12      TYPE OR REPORTING PERSON
            CO
--------------------------------------------------------------------------------


* Otto Group B.V. changed its name from Otto Investments B.V. as from December 12, 2002.

Item 1(a).        Name of Issuer.

Tyler Technologies, Inc.

Item 1(b).    Address of Issuer's Principal Executive Offices.

2121 San Jacinto Street, Suite 3200
Dallas, Texas 75201.

Item 2(a).    Name of Person Filing.

This statement is filed on behalf of the following persons
(the "Reporting Persons"):

(i)      Mr. Ulrich Otto
(ii)     Otto Investments USA LLC
(iii)    Otto Group B.V. (formerly "Otto Investments B.V.")

The Reporting Persons may be deemed a "group" under the Act because Mr. Ulrich Otto indirectly beneficially owns 100% of Otto Investments USA LLC and Otto Group B.V. (formerly "Otto Investments B.V."). However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that such a group exists. A Joint Filing Agreement among the Reporting Persons with respect to the filing of this Schedule 13G is attached hereto as Exhibit 1.

Item 2(b).    Address of Principal Business Office or, if None, Residence.

The residence of Mr. Ulrich Otto is Avenue Vieira Souto 6200, APTO 1001, Rio de Janeiro, RJCEP, Brazil.

The principal place of business of Otto Investments USA LLC is 12700 General Drive, P.O. Box 410251, Charlotte, NC 28241-0251, USA.

The principal place of business of Otto Group B.V. is Vrijthof 50-51, 6211 LE, Maastricht, The Netherlands.

Item 2(c).    Citizenship.

The citizenship of each of the Reporting Persons is set forth on the cover page.

Item 2(d).    Title of Class of Securities.

Common Stock, par value $0.01.

Item 2(e).    CUSIP Number.

902252105.

Item 3.

Not applicable as this Schedule is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership.

(a)  Amount beneficially owned

Mr. Ulrich Otto owns 482,778 shares of the Issuer's Common Stock for his own account, over which he has sole voting and dispositive power.

In addition, Mr. Ulrich Otto indirectly beneficially owns 100% of Otto Group B.V. (formerly "Otto Investments B.V."). As such, Mr. Ulrich Otto may be deemed the beneficial owner of the 921,700 shares of the Issuer's Common Stock owned by Otto Investments USA LLC, and of the 1,085,700 shares of the Issuer's Common Stock owned by Otto Group B.V. (formerly Otto Investments B.V.).

Otto Investments USA LLC has shared voting and dispositive power over 921,700 shares of the Issuer's Common Stock.

Otto Group B.V. (formerly "Otto Investments B.V.") has shared voting and dispositive power over 1,085,700 shares of the Issuer's Common Stock.

(b)  Percent of class:

Mr. Ulrich Otto is the beneficial owner of 5.82% of the outstanding Common Stock of the Issuer.

Otto Investments USA LLC is the beneficial owner of 2.15% of the outstanding Common Stock of the Issuer.

Otto Group BV (formerly "Otto Investments B.V.") is the beneficial owner of 2.54% of the outstanding Common Stock of the Issuer.


Item 5.  Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.     Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 28, 2003

                                            Mr. Ulrich Otto


                                            /s/ Ulrich Otto
                                            ------------------------------------
                                            Ulrich Otto


                                            Otto Investments USA LLC


                                            /s/ Luc Muller
                                            ------------------------------------
                                            By:  Luc Muller
                                            Title: General Manager


                                            Otto Group B.V.


                                            /s/Ulrich Otto
                                            ------------------------------------
                                            By:  Ulrich Otto
                                            Title: President-Directeur

Exhibit 1
---------

                           Joint Filing Agreement
                           ----------------------

         The undersigned, Mr. Ulrich Otto, Otto Investments USA LLC, and Otto Group B.V. hereby agree and acknowledge that the information required by this Schedule 13G, to which this Agreement is attached as an exhibit, is filed on behalf of each of them. The undersigned further agree that any further amendments or supplements hereto shall also be filed on behalf of each of them.

Dated:   February 28, 2003


                                            Mr. Ulrich Otto


                                            /s/ Ulrich Otto
                                            ------------------------------------
                                            Ulrich Otto


                                            Otto Investments USA LLC


                                            /s/ Luc Muller
                                            ------------------------------------
                                            By:  Luc Muller
                                            Title: General Manager


                                            Otto Group B.V.


                                            /s/ Ulrich Otto
                                            ------------------------------------
                                            By:  Ulrich Otto
                                            Title: President-Directeur